UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated March 18, 2019, announcing that the Company has purchased 226,372 of its own shares on Euronext Brussels between March 7, 2019 and March 11, 2019.
The information contained in this Report on Form 6-K, excluding the section that has been translated into Dutch, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-210849) that was filed with the U.S. Securities and Exchange Commission effective April 21, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: March 18, 2019

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information 18 March 2019 – 08.00 a.m. CET __________________________________________________________
SHARE BUYBACK

ANTWERP, Belgium, 18 March 2019 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) today announces that the Company has purchased 226,372 of its own shares on Euronext Brussels between 7 March 2019 and 11 March 2019.

Transaction date	Quantity	Average price	Lowest price	Highest price	Total price
7 March 2019	122,000	6.9391 EUR	6.915 EUR	7.000 EUR	846,569.96 EUR
8 March 2019	100,872	6.9315 EUR	6.855 EUR	6.970 EUR	699,192.05 EUR
11 March 2019	3,500	6.9233 EUR	6.905 EUR	6.930 EUR	24,231.61 EUR

These transactions are in addition to the share buyback transactions announced since 2 January 2019. Euronav started buying back shares on 19 December 2018 and has bought a total of 2,678,129 shares.

Following these transactions, the Company now owns 3,370,544 own shares (1.53% of the total outstanding shares).

Euronav may continue to buy back its own shares opportunistically. The extent to which it does and the timing of these purchases, will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations.

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INKOOP EIGEN AANDELEN

ANTWERPEN, België, 18 maart 2019 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” of de “Vennootschap”) meldt vandaag dat de Vennootschap 226.372 van haar eigen aandelen inkocht op Euronext Brussels van 7 maart 2019 tot en met 11 maart 2019.

PRESS RELEASE Regulated information 18 March 2019 – 08.00 a.m. CET __________________________________________________________

Datum transactie	Aantal aandelen	Gemiddelde prijs	Laagste prijs	Hoogste prijs	Totaalprijs
7 maart 2019	122.000	6,9391 EUR	6,915 EUR	7,000 EUR	846.569,96 EUR
8 maart 2019	100.872	6,9315 EUR	6,855 EUR	6,970 EUR	699.192,05 EUR
11 maart 2019	3.500	6,9233 EUR	6,905 EUR	6,930 EUR	24.231,61 EUR

Deze transacties volgen op de inkoop van eigen aandelen zoals werd medegedeeld in de persberichten sinds 2 januari 2019. Euronav begon eigen aandelen in te kopen op 19 december 2018 en kocht al een totaal van 2.678.129 aandelen.

Ingevolge deze transacties houdt de Vennootschap 3.370.544 eigen aandelen aan (1,53% van het totale aantal uitstaande aandelen).

De mogelijkheid blijft bestaan dat Euronav verder eigen aandelen opportunistisch zou inkopen. De mate waarin Euronav in voorkomend geval eigen aandelen zou inkopen, en de timing daarvan, zal afhangen van verschillende factoren waaronder marktomstandigheden, wettelijke bepalingen en andere overwegingen in het belang van de Vennootschap.

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Contact:
Brian Gallagher – Head of IRC
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Announcement of Full Year 2018 results:  Wednesday, 20 March 2019

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 ULCCs, 43 VLCCs, 25 Suezmaxes and 2 FSO vessels (both owned in 50%-50% joint venture).

PRESS RELEASE Regulated information 18 March 2019 – 08.00 a.m. CET __________________________________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.